CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
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MAIN TOWER
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04010035

Writer's Direct Dial: (212) 225-2014

RECD S.E.C.
FEB 2 3 2004
1086

February 23, 2004

BY HAND

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases, dated February 19, 2004, informing that its major shareholder Banco Bilbao Vizcaya Argentaria, S.A. has obtained authorization from the Ministry of Finance and Public Credit, to purchase directly up to 100% of the Series "B" shares that represent 49% of the capital stock of GFBB.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Justo A. Chamas

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

dlw 2/24

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER INFORMS

Mexico City, February 19, 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") announces that today it has been informed by its major shareholder, Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), that BBVA has obtained authorization from the Ministry of Finance and Public Credit (*Secretaría de Hacienda y Crédito Público*), to purchase directly up to 100% of the Series "B" shares that represent 49% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V.

This press release does not constitute an offer or solicitation of any kind of shares. The securities referred to in this press release may, if such is the case, be subject of an offer once the Mexican National Banking and Securities Commission authorizes its offer pursuant to the Mexican Securities Law.

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER INFORMA

México D.F. a 19 de febrero de 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") comunica que fue informado el día de hoy por su accionista mayoritario, Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), que éste ultimo obtuvo autorización de la Secretaría de Hacienda y Crédito Público, para adquirir directamente hasta el 100% de las acciones de la Serie "B", representativas del 49% del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V.

Este comunicado no constituye una oferta o policitación sobre cualquier tipo de acciones. Los valores de que se trata no pueden ser, en su caso, objeto de oferta pública hasta que, en su caso, la Comisión Nacional Bancaria y de Valores autorice su oferta en los términos de la Ley del Mercado de Valores.